Exhibit 99.(h)(ii)(b)

TRANSFER AGENCY AND SERVICES AGREEMENT

SCHEDULE A

Listing of Trusts/Portfolios

(as of February 19, 2020)

Syntax ETF Trust

Syntax Stratified LargeCap II ETF

Syntax Stratified U.S. 1000 ETF

Syntax Stratified U.S. Total Market Hedged ETF

Syntax Stratified U.S. Total Market ETF

Syntax Stratified Europe & Asia Developed Markets ETF

Syntax Stratified LargeCap ETF

Syntax Stratified MidCap ETF

Syntax Stratified SmallCap ETF